American Graphite Technologies, Inc.
3651 Lindell RD. Ste. #322
Las Vegas, NV
89103

February 15, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amanda Ravitz Assistant Director Division of Corporate Finance
cc:	Geoffrey Kruczek
RE:	American Graphite Technologies, Inc. Form 8-K/A Filed Documents February 5, 2013 File No. 000-54521

Dear Ms. Ravitz:

Further to your offices conversation with legal counsel regarding the Super 8/K-A (Amendment No. 1) filed with the Securities and Exchange Commission on February 5, 2013, we hereby respond as follows:

Exhibits

Exhibit 10.5

Comment:

1.	Please file the document concerning the milestones mentioned in section 1.2 of this exhibit and the agreement with Mr. Foley mentioned in section 5.1.1.

Response:

We had filed the milestones but had missed filing the agreement with Mr. Foley mentioned in section 5.1.1.    We have now filed the consulting agreement with Mr. Foley which is appended as Exhibit 10.11 to this Form 8K/A Amendment No. 2.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you further, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Rick Walchuk
Rick Walchuk
Chief Executive Officer